LAW OFFICES OF THOMAS G. AMON

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New York, NY 10110

Tel: (212) 810-2430
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November 16, 2007

United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Att’n: Pamela A. Long

Re:	Comment Letter Dated September 25, 2007 (the “Comment Letter”)

        Alternative Construction Technologies, Inc. (the “Company”)
        Registration Statement on Form SB-2
        Filed August 27, 2007
        File No. 333-145718

        Form 10-K for the Year Ended December 31, 2006
        Filed April 10, 2007
        File No. 333-128191

        Forms 10-Q for the Quarters Ended June 30, 2007 and March 31, 2007
        Filed August 2, 2007 and May 10, 2007, respectively
        File No. 333-128191

Dear Ms. Long:

We are filing herewith Amendment No. 1 to the Company’s Form 10Qs for the quarters ended September 30, 2006, March 31, 2007 and June 30, 2007 and Form 10-K for the year ended December 31, 2006.

These Amendments contain the following changes/additions in response to the Comment Letter, paragraphs 36 - 44:

1. Item 3, Control and Procedures has been amended in each Form 10QSB in response to the staff comments found in paragraphs 41 - 44.

2. In response to Comment No. 36, the Company filed a Form 8-A.

3. The aggregate market value information called for in Comment No. 37, has been added to the cover page of the Form 10-K.

4. The information called for by Item 702 of Regulation S-B and Item 5 of Form 10-KSB has been provided in response to Comment No. 38.

5. The information called for in Item 702 of Regulation S-B has been updated and expanded in response to staff Comment No. 39.

The information called for by Item 404(a) of Regulation S-B has been added to Item 12 in response to staff comment No. 40.

In addition to the foregoing, the Company’s consolidated financial statements included in the 2006 annual report on Form 10-KSB were restated, whereby the stock warrants receivable were previously shown as a current asset instead of as a reduction of equity. All references to the annual report on Form 10-KSB/A in the quarterly reports on Form 10-QSB/A, have been changed to reflect this restatement. Also, unaudited interim’s financial information for the quarter ended September 30, 2006, March 31, 2007 and June 30, 2007 have been restated.

Sincerely,

Thomas G. Amon

Cc:	Alternative Construction Technologies, Inc.
    Liebman Goldberg & Drogin LLP